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                                        FILING PURSUANT TO RULE 425
                                        OF THE SECURITIES ACT OF 1933

                                        FILER: JO-ANN STORES, INC.

                                        SUBJECT COMPANY: JO-ANN STORES, INC.
                                        (COMMISSION FILE NO. 1-6695)


              FORM OF LETTER PROVIDED TO INSTITUTIONAL SHAREHOLDERS


[JO-ANN STORES INC(R) LOGO]


October 27, 2003


Dear Shareholder:

As you are aware, Jo-Ann Stores, Inc., has proposed the reclassification of its two classes of common shares into one voting class and several amendments to the Company's code of regulations enhancing shareholder protections. The proposals will be voted on at a special meeting of Jo-Ann's shareholders to be held on November 4, 2003. In connection with the proposals, ISS has issued two separate reports, each comprised of a proxy alert, a proxy analysis and a vote recommend form. One report addresses the five matters to be voted upon by Class A shareholders, and the other report addresses the one matter to be voted on by Class B shareholders. In both reports ISS has misstated several matters that we believe are material to the proposed reclassification. Jo-Ann believes that the analysis and resulting recommendation of ISS is seriously flawed and is therefore false and misleading within the meaning of the federal proxy rules.

The ISS report states: "Based on the Class B common stock's current price, the offer price for the Class A common shares is approximately $29.20 per share, or a premium of 36.1 percent over the closing price of the Class A common stock on the last trading day prior to the reclassification announcement (5/19/03)."

The above comment does not provide meaningful information and can be misleading to an investor. The "premium" of 36.1% simply represents the increase in the Class A share price from May 19, 2003 to today's approximate price. Since the announcement of the reclassification on May 19, 2003, to the record date of September 10, 2003, both classes of stock have appreciated about 34%, and have traded with a difference between the classes of approximately 15% (the established exchange ratio).


                    CORPORATE OFFICE AND DISTRIBUTION CENTER
 5555 DARROW ROAD . HUDSON . OHIO 44236 . PHONE: 330/656-2600 FAX: 330/463-6675


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Accordingly, using the ISS methodology, the offer price for the Class B shares would represent a comparable "premium" while, in fact, the relative value of the two classes is being preserved.

ISS reports: "Based on Lehman Brothers' fairness opinion, the median premium for voting rights based on historical trading prices of companies with two classes of stock was 11.9 percent."

Unfortunately, ISS cites statistical information that was not used by Lehman Brothers as the basis for its opinion. As described in the proxy statement/prospectus, Lehman Brothers determined that the historical trading differentials between the high vote and low vote shares of the public companies with two classes of common stock that it analyzed varied widely and should NOT form the basis for its opinion. Instead, Lehman Brothers determined that the facts and circumstances of each reclassification transaction are paramount in evaluating an exchange ratio, and based its opinion on the trading differential between our Class A and Class B common shares.

As described in the proxy statement/prospectus, Lehman Brothers analysis showed that our Class A common shares have traded at a premium of 17.8% to our Class B common shares between the inception of our dual class structure on August 17, 1995 and May 14, 2003. Lehman Brothers also noted that the trading premiums for the 30-day, 60-day, 90-day, 120-day and one-year periods ending on May 14, 2003 were 13.2%, 13.5%, 15.3%, 16.0% and 21.1%, respectively. The exchange ratio at which our Class A common shares will be converted into our Class B common shares is fixed at 1.15, which is based on the HISTORICAL RELATIVE TRADING PRICES OF OUR TWO CLASSES OF COMMON SHARES, as described at length in the proxy statement/prospectus. Accordingly, the exchange ratio represents the relative value assigned to the two classes by the market, and not a theoretical "premium" for voting rights, as suggested by the ISS analysis.

The ISS report states that "Based on the elimination of the company's dual class structure and the expected increased trading volume and liquidity of the company's common stock, we would support the reclassification on behalf of Class A common shareholders on a stand-alone basis. However, on behalf of Class B common shareholders, we have concerns regarding the fairness of the proposed exchange ratio."

Since ISS has miscalculated the "premium" to be received by the holders of our Class A common shares in the proposed reclassification and has demonstrated a misunderstanding of the basis on which the exchange ratio was calculated and on which Lehman Brothers' opinion was based, a determination of "fairness" cannot properly be made by it.

The ISS report states: "The Company does not expense stock option grants on its income statement."

As reported in its first quarter Form 10-Q filed with the Securities and Exchange Commission on June 11, 2003 and as discussed with ISS in a telephone conversation prior to the issuance of its report, Jo-Ann began expensing stock options at the beginning of the current fiscal year.

The ISS report states: "The CEO and the two former directors [referring to Betty Rosskamm and Alma Zimmerman], representing the two founding families, together beneficially owned, as of Sept. 10, 2003, approximately 27.78 percent of the Class A common shares and 17.65 percent of the Class B common shares."


                    CORPORATE OFFICE AND DISTRIBUTION CENTER
 5555 DARROW ROAD . HUDSON . OHIO 44236 . PHONE: 330/656-2600 FAX: 330/463-6675


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As stated on Pages 5-6 and 43 of Jo-Ann's proxy statement/prospectus, Alan
Rosskamm, Betty Rosskamm and Alma Zimmerman together beneficially own, as of September 10, 2003, approximately 20.6% of our Class A common shares and 15.7% of our Class B common shares.

To obtain the ownership numbers reported by it, ISS apparently tallied the share ownership of Alan Rosskamm, Betty Rosskamm and Alma Zimmerman set forth in the "Principal Shareholders" table on Page 44 of the proxy statement/prospectus. However, as disclosed in footnotes 8 and 11 to the "Principal Shareholders" table, tallying the share ownership through this method results in the double counting of a significant amount of our shares, since some of our shares are beneficially owned by both Alan Rosskamm and Betty Rosskamm. The percentages reported by ISS therefore significantly overstate the aggregate share ownership of these three persons and their relative holdings of A and B shares.

We believe that the analysis and resulting recommendation of ISS is seriously flawed and is therefore false and misleading. We have discussed these issues with ISS and requested that ISS correct its misstatements and re-conduct its analysis.

That being said, we want to take this opportunity to remind shareholders why we believe this proposal is in the best interest of, and should be supported by, all shareholders:

1. The reclassification simplifies our capital structure and makes it easier for investors to understand our Company.

   Our single class structure should appeal to a broader range of investors and improve the liquidity of the stock.

   Our single class will make corporate governance more transparent, providing closer alignment of voting rights with economic ownership.

2. We have created an independent Board of Directors, with six of the seven current Board members classified as "non-insiders" and five of those meeting the independence requirements of the NYSE and the SEC.

   The proposed amendments to our code of regulations that Class A shareholders are being asked to approve as part of the share reclassification are meant to give our Board of Directors more leverage in discussions with a potential acquirer and thereby enhance our Board's ability to promote the interests of the Company and its shareholders in those discussions.

3. Our Board of Directors believes that the reclassification is in the best interests of the Company and fair to and in the best interests of the holders of our Class A common shares and our Class B common shares. Our Board recommends that you vote FOR the reclassification proposal and FOR each of the proposed regulation amendments.

Shareholders of the Company are urged to read the proxy statement/prospectus because it contains important information. Shareholders of the Company may obtain, free of charge, copies of the proxy statement/prospectus and other documents filed by the Company with the Securities and Exchange Commission at


                    CORPORATE OFFICE AND DISTRIBUTION CENTER
 5555 DARROW ROAD . HUDSON . OHIO 44236 . PHONE: 330/656-2600 FAX: 330/463-6675


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www.sec.gov. These documents may also be obtained free of charge by calling Ms.
Wendy Stewart at 330-656-2600.


Very truly yours,

/s/ Alan Rosskamm

Alan Rosskamm
Chairman, President and Chief Executive Officer

AR/mn